

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via E-mail
Neil Dougherty
Senior Vice President and Chief Financial Officer
Keysight Technologies, Inc.
1400 Fountaingrove Parkway
Santa Rosa, CA 95403

> **Re:** **Keysight Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed May 23, 2014**
> **File No. 001-36334**

Dear Mr. Dougherty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We will continue our evaluation of your responses – including prior comments 1 and 11 – after you complete the missing sections of your disclosure and file the relevant agreements that you say you will in your responses.

Exhibit 99.1

If tax incentives change, page 14

2.   Please disclose the substance of the second sentence of your response to prior comment 5.

Dividend Policy, page 27

3.   In an appropriate section of your document, please disclose the substance of your response to prior comment 6 – whether in this section to explain the impact of your dividend policy to investors, or in the section of your document that describes the impact of the spinoff on investors, or elsewhere as appropriate.

Treatment, page 94

4.   We note your response to prior comment 10; however, it is unclear how the awards that you disclose in your document, including the awards to your named executive officers, will be adjusted "to preserve the aggregate intrinsic value." With a view toward clarifying your disclosure, please quantify for us how the "treatment" would affect the awards held by your named executive officers; if necessary, please use reasonable assumptions based on recent market prices, the relative assets of the two surviving companies, or other reasonable information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Stephen Williams